# SEC Schedule 13G/A (Amendment No. 16) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Neonode Inc., CIK 0000087050
CUSIP: 64051M709
Title of class of securities: COMMON STOCK, PAR VALUE $0.001 PER SHARE
Address of issuer's principal executive offices: Karlavagen 100STOCKHOLM, 115 26SWEDEN, Stockholm, Sweden (V7), 11193
Date of event which requires filing of this statement: 09/04/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001540910

## Reporting persons
- Forsakringsaktiebolaget Avanza Pension: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Sweden (V7); sole voting power 654,902; shared voting power 0; sole dispositive power 0; shared dispositive power 654,902; aggregate amount beneficially owned 654,902 (3.9% of the class)
  Comment: Forsakringsaktiebolaget Avanza Pension also own 3,280 Cash settled instruments in Neonode Inc.

## Item 1. Issuer
Name of issuer: Neonode Inc.
Address of issuer's principal executive offices: Karlavagen 100STOCKHOLM, 115 26SWEDEN Stockholm, SE

## Item 2. Person Filing
Name of person filing: Forsakringsaktiebolaget Avanza Pension
Address of principal business office or, if none, residence:
Box 1399
STOCKHOLM, 11139
SWEDEN
Citizenship: Forsakringsaktiebolaget Avanza Pension is a company organized under the laws of Sweden

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: Insurance company

## Item 4. Ownership
Amount beneficially owned: 654,902
Percent of class: 3.90
Sole power to vote or to direct the vote: 654,902
Shared power to vote or to direct the vote: None
Sole power to dispose or to direct the disposition: None
Shared power to dispose or to direct the disposition: 654,902

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to an insurance company is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Signatures
- Forsakringsaktiebolaget Avanza Pension: /s/ Joakim Lomell, Joakim Lomell / Middle Office (09/08/2025)